

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

July 21, 2015

Via E-mail
Michael J. Rapport
Chairman and Chief Executive Officer
Evans Brewing Company Inc.
2000 Main St
Irvine, CA 92619

> **Re:** **Evans Brewing Company Inc.**
> **Amendment No. 4 to Registration Statement on Form S-4**
> **Filed July 14, 2015**
> **File No. 333-201771**

Dear Mr. Rapport:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 1, 2015 letter.

Notes to Financial Statements

8. Income Taxes, page BH-11

1. We note in your response to comment 3 that after reviewing Section 382 of the Internal Revenue Code, Bayhawk's management believes that not all of the loss carryforward may be able to be used because of the change in ownership. We further note that Bayhawk recorded pre-tax income of $226,574 (page BH-3) in fiscal 2014, and it appears to us that certain net operating losses may have been used to offset the calculated income tax using the alternative 25% tax rate (page BH-11). Please advise us of the following:

- Further describe to us the effects of the Section 382 limitation on the loss carryforward, including any significant effects in fiscal 2014, and revise your Form S-4 to provide such disclosure.

- Quantify for us the difference between the recorded fiscal 2014 income tax expense by applying the alternative 25% tax rate and the income tax expense had the statutory tax rate been applied.

Provide us with your materiality analysis for any differences in the income tax expense between the two methods.

You may contact Brian McAllister, Staff Accountant, at (202) 551-3341 or John Archfield, Senior Staff Accountant, at (202) 551-3315 if you have questions regarding comments on the financial statements and related matters. Please contact David Orlic, Office of Mergers and Acquisitions, at (202) 551-3503 or Ruairi Regan at (202) 551-3269 or Brigitte Lippmann at (202) 551-3713 if you have any other questions.

Sincerely,

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director

cc: C. Parkinson Lloyd, Esq.
        Kirton McConkie, P.C.